UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

CPI AEROSTRUCTURES, INC.

(Exact Name of Registrant as Specified in Charter)

New York	001-11398	11-2520310
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

91 Heartland Boulevard, Edgewood, New York	11717
(Address of Principal Executive Offices)	(Zip Code)

Vincent Palazzolo (631) 586-5200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

A copy of CPI Aerostructures, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.cpiaero.com under the Investor Relations tab.

Item 1.02.	Exhibit.

See Item 2.01 of this Form.

Section 2 – Exhibits

Item 2.01.	Exhibits.

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 31, 2016	CPI AEROSTRUCTURES, INC.

	By:	/s/ Vincent Palazzolo
Name: Vincent Palazzolo
Title: Chief Financial Officer